SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)



                                  Lodgian, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    54021P106
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                                 (CUSIP Number)

                              Michael C. Ryan, Esq.
                          Cadwalader, Wickersham & Taft
                       100 Maiden Lane, New York, NY 10038
                                 (212) 504-6000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 3, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 54021P106.


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                                  SCHEDULE 13D
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CUSIP NO. 54021P106                                         PAGE 2 OF 5 PAGES
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     John M. Lang
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) / /    (b) /x/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)   / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
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                7     SOLE VOTING POWER
                      308,569
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,795,505
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          308,569
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,795,505
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,104,074
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

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CUSIP NO. 54021P106                                         PAGE 3 OF 5 PAGES
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 3, 1999, John M. Lang (the "Reporting Person") acquired 30,000 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Lodgian, Inc. (the "Issuer") in a series of open market purchases. The Shares were acquired with personal funds of the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 15, 1999, the Reporting Person may be deemed to be the owner of 2,104,074 shares of Common Stock, or approximately 7.9% of the outstanding shares of the Issuer. This number includes (i) 192,034 shares of Common Stock held by P.T. Partners, LLC, a venture capital company of which the Reporting Person is the sole member and manager; (ii) 276,583 shares of Common Stock held by ProTrust Properties IV, Ltd., a venture capital limited partnership of which the Reporting Person is one of the members and managers of ProTrust Holdings, LLC, the general partner of ProTrust Properties IV, Ltd.;
(iii) 966,860 shares of Common Stock held by ProTrust Properties V, Ltd., a venture capital limited partnership of which the Reporting Person is one of the members and managers of ProTrust Holdings II, LLC, the general partner of ProTrust Properties V, Ltd.; (iv) 407,973 shares of Common Stock held by Hotel Investors, L.P., a venture capital limited partnership of which the Reporting Person is one of the members and managers of Hotel Investors, LLC, the general partner of Hotel Investors, L.P.; and (v) 144,087 shares of Common Stock held by ProTrust Equity Growth Fund I, L.P., a venture capital limited partnership of which the Reporting Person is one of the members and managers of ProTrust Equity Partners, LLC, the general partner of ProTrust Equity Growth Fund I, L.P.

         The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock held by ProTrust Properties IV, Ltd., ProTrust Properties V, Ltd., Hotel Investors, L.P. and ProTrust Equity Growth Fund I, L.P. beyond his ownership in ProTrust Holdings, LLC, ProTrust Holdings II, LLC, Hotel Investors, LLC and ProTrust Equity Partners, LLC.

         (b) Number of shares of Common Stock as to which the Reporting Person has:

                  (i)      Sole power to vote or direct the vote: 308,569

                  (ii)     Shared power to vote or direct the vote: 1,795,505

                  (iii)    Sole  power to  dispose  or direct  the  disposition:
                           308,569

                  (iv)     Shared  power to dispose  or direct the  disposition:
                           1,795,505

         (c) On March 3, 1999, the Reporting Person accumulated a total of 30,000 shares of Common Stock in a series of open market purchases. The average per share price of these purchases was $3.54.

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CUSIP NO. 54021P106                                         PAGE 4 OF 5 PAGES
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         (d) With  respect  to the  shares of Common  Stock set forth in Item 5,
Jeffrey J. Neal, who may be deemed to be the owner of five percent (5%) or more of the Issuer's Common Stock, is a member and manager of ProTrust Holdings, LLC, ProTrust Holdings II, LLC, Hotel Investors, LLC and ProTrust Equity Partners, LLC. As a result of his position as a member and manager of the foregoing, Mr. Neal may be deemed to be the beneficial owner of the shares of Common Stock held by ProTrust Properties IV, Ltd., ProTrust Properties V, Ltd., Hotel Investors, L.P. and ProTrust Equity Growth Fund I, L.P. In addition to the foregoing, there is one additional member and manager of ProTrust Equity Partner, LLC, who may be deemed to be the beneficial owner of the shares of Common Stock held by ProTrust Equity Growth Fund I, L.P.

         (e) N/A.



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CUSIP NO. 54021P106                                         PAGE 5 OF 5 PAGES
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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 15, 1999

                                                         /s/ John M. Lang
                                                  ------------------------------
                                                           John M. Lang